NEWS RELEASE

Crosshair’s Plan of Compliance Accepted by AMEX

Dated: September 09, 2008	(AMEX: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX: CXX) As set out in the Crosshair Exploration & Mining Corp.’s (the “Company”) news release dated August 25, 2008, the Company received notice from the American Stock Exchange (“AMEX”) indicating a failure to satisfy certain of the AMEX’s continued listing standards under Sections 134 and 1101 of the AMEX Company Guide, which require AMEX-listed issuers, such as the Company, to file a complete Annual Report each year. The Company’s deficiency in its Annual Report relates to certain requirements of the United States Sarbanes-Oxley Act of 2002.

The Company was afforded the opportunity to submit a plan of compliance to the AMEX. On August 28, 2008, the Company presented the AMEX with its plan of compliance (the “Plan”). Under the Plan, the Company expects to file an amended Annual Report on Form 20-F for the fiscal year ended April 30, 2008 during the week of October 13, 2008. On completion of filing the amended Form 20-F, the Company will be in full compliance with AMEX continuing listing standards. On September 5, 2008, the AMEX notified the Company that it had accepted the Plan and granted the Company an extension until November 17, 2008 to regain compliance with the continued listing standards failing which it will initiate delisting proceedings against the Company. The Company will be subject to periodic review by AMEX staff during the extension period. The Company’s Plan has a completion date during the week of October 13, well ahead of the November 17 deadline and management is confident the Company will meet the commitment milestones in the Plan on schedule.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com	www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.